Exhibit 99.2

ENGAGED CAPITAL FLAGSHIP MASTER FUND, LP c/o ENGAGED CAPITAL, LLC 610 Newport Center Drive, Suite 250 Newport Beach, California 92660

February 28, 2022

Re:	Quotient Technology Inc.

Dear Mr. O’Grady:

Thank you for agreeing to serve as a nominee for election to the Board of Directors of Quotient Technology Inc. (the “Company”) in connection with the proxy solicitation that Engaged Capital Flagship Master Fund, LP and its affiliates (collectively, the “Engaged Capital Group”) is considering undertaking to nominate and elect directors at the Company’s 2022 annual meeting of stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Engaged Capital Group Solicitation”). Your outstanding qualifications, we believe, will prove a valuable asset to the Company and all of its stockholders. This letter (this “Agreement”) will set forth the terms of our agreement.

The members of the Engaged Capital Group agree to jointly and severally indemnify and hold you harmless and shall indemnify you against any and all claims, investigations, issues or matters of any nature, whenever brought, arising from, or related to, the Engaged Capital Group Solicitation and any related transactions, irrespective of the outcome (“Claims”); provided, however, that you will not be entitled to indemnification for Claims arising from your gross negligence, willful misconduct, intentional and material violations of law or breach of any of the representations and warranties in Section 9(c) of that certain Consulting Agreement, dated as of February 28, 2022, between you and Engaged Capital Flagship Master Fund, LP; provided further, that upon your becoming a director of the Company, this indemnification shall not apply to any claims made against you relating to events which occurred after you became a director of the Company and related solely to your actions or omissions in your capacity as a director of the Company. This indemnification will include any and all losses, liabilities, damages, demands, claims, suits, actions, judgments, or causes of action, assessments, costs and expenses, including, without limitation, interest, penalties, reasonable attorneys’ fees, and any and all reasonable costs and expenses (“Expenses”) incurred in investigating, preparing or defending against any litigation, commenced or threatened, any civil, criminal, administrative or arbitration action, or any Claim whatsoever, and any and all amounts paid in settlement of any Claim or litigation asserted against, resulting, imposed upon, or incurred or suffered by you, directly or indirectly, as a result of or arising from the Engaged Capital Group Solicitation and any related transactions, including from any Claim and including with respect to your enforcement of your rights under this Agreement (each, a “Loss”). To the fullest extent permitted by applicable law, the Engaged Capital Group shall advance all Expenses actually and reasonably incurred by you within thirty (30) days after receipt by the Engaged Capital Group of a statement requesting such advances from time to time, whether prior to or after final disposition of any proceeding; provided, however, that any such advancement shall not exceed $50,000 in the aggregate without the prior written consent of the Engaged Capital Group (which consent shall not be unreasonably denied or withheld). Such advances shall be unsecured and interest free and shall be made without regard to your ability to repay the Expenses and without regard to your ultimate entitlement to indemnification under the other provisions of this Agreement. You shall be entitled to continue to receive advancement of Expenses pursuant to this paragraph unless and until the matter of your entitlement to indemnification hereunder has been finally adjudicated by court order or judgment from which no further right of appeal exists. You hereby undertake to repay such amounts advanced only if, and to the extent that, it ultimately is determined that you are not entitled to be indemnified by the Engaged Capital Group under the other provisions of this Agreement. All payments due to you hereunder shall be paid to you by the Engaged Capital Group within fifteen (15) days of being presented with an invoice by you. The indemnification provided by this Agreement shall not be deemed exclusive of any rights to which you may be entitled under any agreement, applicable law, or otherwise, both as to action in your official capacity or otherwise.

In the event of a Claim against you pursuant to the prior paragraph or the occurrence of a Loss, to the extent permitted by law, you shall give the Engaged Capital Group prompt written notice of such Claim or Loss (provided that failure to promptly notify the Engaged Capital Group shall not relieve us from any liability which we may have on account of this Agreement, except to the extent we shall have been materially prejudiced by such failure). In the event of a Claim against you pursuant to which you are entitled to seek indemnification hereunder, you shall be permitted to employ your own counsel that is reasonably acceptable to the Engaged Capital Group with respect to such Claim (it being acknowledged that the Engaged Capital Group shall find Sheppard, Mullin, Richter & Hampton LLP or a firm of similar stature to be reasonably acceptable). The Engaged Capital Group may not enter into any settlement of loss or claim without your consent unless such settlement includes a release of you from any and all liability in respect of such claim.

This Agreement shall be governed by the laws of the State of New York, without regard to the principles of the conflicts of laws thereof. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, and all of which together shall constitute one and the same agreement. Execution of a facsimile or scanned copy will have the same force and effect as execution of an original, and a facsimile or scanned signature will be deemed an original and valid signature. If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (i) such provision shall be excluded from this Agreement, (ii) the balance of the Agreement shall be interpreted as if such provision were so excluded and (iii) the balance of the Agreement shall be enforceable in accordance with its terms. This Agreement shall be binding upon the Engaged Capital Group and its successors (including any direct or indirect successor by purchase, merger, consolidation or otherwise to all or substantially all of the business and/or assets of the Engaged Capital Group) and assigns, and inure to your benefit and the benefit of your heirs, executors, administrators, legal representatives and assigns. The Engaged Capital Group shall require and cause any successor (whether direct or indirect by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Engaged Capital Group, by written agreement in form and substance reasonably satisfactory to you, expressly to assume and agree to perform this Agreement in the same manner and to the same extent that the Engaged Capital Group would be required to perform if no such succession had taken place. Any notice, demand or request required or permitted to be given under this Agreement shall be in writing and shall be deemed sufficient when delivered personally or by overnight courier or sent by email, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party’s address as set forth on the signature page, as subsequently modified by written notice.

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If you agree to the foregoing terms, please sign below to indicate your acceptance.

Very truly yours,

ENGAGED CAPITAL FLAGSHIP MASTER FUND, LP

By:	Engaged Capital, LLC, its General Partner

By:	/s/ Glenn W. Welling
Name:	Glenn W. Welling
Title:	Founder and Chief Investment Officer

Address:	c/o Engaged Capital, LLC 610 Newport Center Drive, Suite 250 Newport Beach, California 92660 glenn@engagedcapital.com

ACCEPTED AND AGREED:

/s/ Matthew O’Grady
Matthew O’Grady

Address:	PO Box 3004 Sag Harbor, New York 11937 12thstreetmatt@gmail.com